TSX: EQX NYSE-A: EQX

Equinox Gold Publishes 2024 Sustainability Report

July 15, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce the publication of its 2024 Sustainability Report. Informed by the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) frameworks, the report provides a comprehensive overview of the Company's performance and progress across key environmental, social and governance (ESG) topics, including safety, environmental stewardship, community engagement and ethical business practices. The report and detailed GRI and SASB data tables are available for review and download on Equinox Gold's website at www.equinoxgold.com/responsible-mining.

Greg Smith, CEO of Equinox Gold, commented: "Responsible mining is foundational to how we operate at Equinox Gold. ESG principles are central to our culture, our business strategy, and the decisions we make each day. In 2024, we made meaningful progress on several fronts: improving our environmental performance, advancing water stewardship projects, increasing our social investments, and enhancing initiatives focused on ethical governance and transparency. We also expanded training, leadership and health and well-being programs for our workforce to ensure our team has the skills to work safely and thrive in their workplace. I am proud of our team's dedication to each other and to upholding our responsible mining commitments."

2024 ESG ACHIEVEMENTS

Environment

  Improved our environmental performance by 31% compared to 2023, achieving a Significant Environmental Incident Frequency Rate of 0.20 per million hours worked
  Demonstrated best practices in tailings and heap leach management, with zero tailings or heap leach-related environmental or safety incidents
  Diverted 4,531 tonnes of hazardous and nonhazardous material from disposal
  Rehabilitated 38.5 hectares of land and planted more than 32,395 seedlings
  Advanced several water stewardship initiatives, including implementation of dry stack tailings and maintenance of a freshwater reservoir at our RDM Mine to serve both the mine and local communities

Social

  Celebrated eight years without a lost-time injury ("LTI") at Mesquite and recorded zero LTIs at Greenstone and Castle Mountain in 2024, with a Company-wide LTI frequency rate of 0.49 per million hours worked (target 0.61)
  Achieved a Total Recordable Injury Frequency Rate of 2.21 per million hours worked (target: 3.00)
  Increased social investments to US$10.1 million, focusing primarily on healthcare and education
  Invested in our communities, with 96% of total procurement spend remaining within host countries and 16% directed to local suppliers (up from 14% in 2023)
  Invested in our people, with continuation of our Leadership Academy in Brazil and launch of our new Emerging Leader Program in North America
  Organized the Ride to Greenstone cycling relay from Vancouver, BC to Geraldton, ON, celebrating the opening of our new Greenstone Mine and raising C$1.24 million for the Geraldton District Hospital and over C$200,000 for local charities at our United States and Brazil mines

Governance

  Upheld human rights across our organization, including human rights risk assessments, workforce ethics training and publishing our first Modern Slavery Report
  Achieved 100% acknowledgment of Equinox Gold's Supplier Code of Conduct from over 4,000 active suppliers
  Tied 8% of executive incentive compensation to ESG metrics
  Formalized a Company-wide Equity, Diversity and Inclusion strategy underpinned by four pillars: inclusive leadership, inclusive culture, workforce diversity and equity in practice, all committed to a merit-based workplace grounded in fairness and equity to empower our diverse workforce and drive innovation

2025 ESG PRIORITIES

  Continue to improve our health and safety and environmental performance
  Implement the objectives detailed in our Human Resources and Equity, Diversity and Inclusion strategic roadmaps
  Complete external assurance of the World Gold Council's Responsible Gold Mining Principles at two sites
  Complete training on Equinox Gold's Social Management Standards at all sites
  Implement a new Enterprise Risk Management system to improve risk management efficiency, data accessibility and reporting

More information about Equinox Gold's 2024 performance, 2025 targets and commitments to responsible mining is available in the reports and other disclosure on our website at www.equinoxgold.com/responsible-mining.

Equinox Gold Contact

Ryan King

Senior Vice President, Capital Markets and Strategy

T: +1 778.998.3700

E: Ryan.King@equinoxgold.com

E: ir@equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relate to, among other things: the ESG objectives and priorities, including expectations for the Company's health, safety and environmental performance. Forward-looking Information is generally identified by words such as "target", "ensure", "continue", "develop", "commitment" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: the Company's ability to comply with environmental, health and safety laws or other requirements, standards or protocols; and the Company's ability to meet its ESG objectives, priorities and targets. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this news release. Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section "Risk Factors in in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.